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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No.___)*

                             MCG Capital Corporation
                             -----------------------
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
                -------------------------------------------------
                         (Title of Class of Securities)

                                    58047P107
                                 --------------
                                 (CUSIP Number)

                                 Gavin Saitowitz
                        Springbok Capital Management, LLC
                        130 East 59th Street, 11th Floor
                               New York, NY 10022
                                 (212) 897-6731

                                  Jaime Lester
                             Soundpost Partners, LP
                           405 Park Avenue, 6th Floor
                               New York, NY 10022
                                 (212) 920-8388

                                 Jeffrey Keswin
                             Lyrical Partners, L.P.
                           405 Park Avenue, 6th Floor
                               New York, NY 10022
                                 (212) 415-6640
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 10, 2008
                                -----------------

   Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid
                               OMB control number.


SEC 1746(3-06)

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.1 3d- l(e), 240.13d-l(f) or 240.13d- l(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

   Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid
                               OMB control number.


SEC 1746(3-06)

-------------------
CUSIP No. 58047P107
-------------------

----- --------------------------------------------------------------------------
1.    Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Springbok Capital Management, LLC
----- --------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a) [X]
      (b) [ ]
----- --------------------------------------------------------------------------
3.    SEC Use Only
----- --------------------------------------------------------------------------
4.    Source of Funds (See Instructions)
      WC
----- --------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings Is Required
      Pursuant to Items 2(d) or 2(e)                                         [ ]
----- --------------------------------------------------------------------------
6.    Citizenship or Place of Organization
      Delaware
----- --------------------------------------------------------------------------
Number of Shares          7.    Sole Voting Power
Beneficially Owned              0
by Each Reporting         ----- ------------------------------------------------
Person With               8.    Shared Voting Power
                                641,863+
                          ----- ------------------------------------------------
                          9.    Sole Dispositive Power
                                0
                          ----- ------------------------------------------------
                          10.   Shared Dispositive Power
                                641,863+
----- --------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      7,454,484
----- --------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes
      Certain Shares (See Instructions)                                      [ ]
----- --------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
      9.7%
----- --------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)
      OO
----- --------------------------------------------------------------------------

(+) This figure excludes 488,800 shares which are held by Gavin Saitowitz in his personal account, 3,094,723 shares which are directly owned by private investment funds managed by Lyrical Partners, L.P. and 3,229,098 shares which are directly owned by private investment funds managed by Soundpost Partners, LP. Mr. Saitowitz is the managing member of Springbok Capital Management, LLC. Jeffrey Keswin is the managing partner of Lyrical Partners, L.P. Jaime Lester is the managing member of Soundpost Partners, LP. The Reporting Persons (as defined below) may be deemed to be the beneficial owners of such shares as a result of their membership in the Group (as defined below).

 Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid
                               OMB control number.

-------------------
CUSIP No. 58047P107
-------------------

----- --------------------------------------------------------------------------
1.    Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Springbok Capital Master Fund, LP
----- --------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a) [X]
      (b) [ ]
----- --------------------------------------------------------------------------
3.    SEC Use Only
----- --------------------------------------------------------------------------
4.    Source of Funds (See Instructions)
      WC
----- --------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings Is Required
      Pursuant to Items 2(d) or 2(e)                                         [ ]
----- --------------------------------------------------------------------------
6.    Citizenship or Place of Organization
      Cayman Islands
----- --------------------------------------------------------------------------
Number of Shares          7.    Sole Voting Power
Beneficially Owned              0
by Each Reporting         ----- ------------------------------------------------
Person With               8.    Shared Voting Power
                                641,863+
                          ----- ------------------------------------------------
                          9.    Sole Dispositive Power
                                0
                          ----- ------------------------------------------------
                          10.   Shared Dispositive Power
                                641,863+
----- --------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      7,454,484
----- --------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes
      Certain Shares (See Instructions)                                      [ ]
----- --------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
      9.7%
----- --------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)
      PN
----- --------------------------------------------------------------------------

(+) This figure excludes 488,800 shares which are held by Gavin Saitowitz in his personal account, 3,094,723 shares which are directly owned by private investment funds managed by Lyrical Partners, L.P. and 3,229,098 shares which are directly owned by private investment funds managed by Soundpost Partners, LP. Mr. Saitowitz is the managing member of Springbok Capital Management, LLC. Jeffrey Keswin is the managing partner of Lyrical Partners, L.P. Jaime Lester is the managing member of Soundpost Partners, LP. The Reporting Persons (as defined below) may be deemed to be the beneficial owners of such shares as a result of their membership in the Group (as defined below).

   Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid
                               OMB control number.


SEC 1746(3-06)

-------------------
CUSIP No. 58047P107
-------------------

----- --------------------------------------------------------------------------
1.    Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Gavin Saitowitz
----- --------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a) [X]
      (b) [ ]
----- --------------------------------------------------------------------------
3.    SEC Use Only
----- --------------------------------------------------------------------------
4.    Source of Funds (See Instructions)
      PF; WC
----- --------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings Is Required
      Pursuant to Items 2(d) or 2(e)                                         [ ]
----- --------------------------------------------------------------------------
6.    Citizenship or Place of Organization
      United States
----- --------------------------------------------------------------------------
Number of Shares          7.    Sole Voting Power
Beneficially Owned              488,800*
by Each Reporting         ----- ------------------------------------------------
Person With               8.    Shared Voting Power
                                641,863+
                          ----- ------------------------------------------------
                          9.    Sole Dispositive Power
                                488,800*
                          ----- ------------------------------------------------
                          10.   Shared Dispositive Power
                                641,863+
----- --------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      7,454,484
----- --------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes
      Certain Shares (See Instructions)                                      [ ]
----- --------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
      9.7%
----- --------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)
      IN
----- --------------------------------------------------------------------------

(*) This figure includes 488,800 shares held by Mr. Saitowitz in his personal account.
(+) This figure excludes 3,094,723 shares which are directly owned by private investment funds managed by Lyrical Partners, L.P. and 3,229,098 shares which are directly owned by private investment funds managed by Soundpost Partners, LP. Jeffrey Keswin is the managing partner of Lyrical Partners, L.P. Jaime Lester is the managing member of Soundpost Partners, LP. The Reporting Persons (as defined below) may be deemed to be the beneficial owners of such shares as a result of their membership in the Group (as defined below).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid
                               OMB control number.

-------------------
CUSIP No. 58047P107
-------------------

----- --------------------------------------------------------------------------
1.    Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Soundpost Partners, LP
----- --------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a) [X]
      (b) [ ]
----- --------------------------------------------------------------------------
3.    SEC Use Only
----- --------------------------------------------------------------------------
4.    Source of Funds (See Instructions)
      WC
----- --------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings Is Required
      Pursuant to Items 2(d) or 2(e)                                         [ ]
----- --------------------------------------------------------------------------
6.    Citizenship or Place of Organization
      Delaware
----- --------------------------------------------------------------------------
Number of Shares          7.    Sole Voting Power
Beneficially Owned              0
by Each Reporting         ----- ------------------------------------------------
Person With               8.    Shared Voting Power
                                3,229,098+
                          ----- ------------------------------------------------
                          9.    Sole Dispositive Power
                                0
                          ----- ------------------------------------------------
                          10.   Shared Dispositive Power
                                3,229,098+
----- --------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      7,454,484
----- --------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes
      Certain Shares (See Instructions)                                      [ ]
----- --------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
      9.7%
----- --------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)
      PN
----- --------------------------------------------------------------------------

(+) This figure excludes 641,863 shares which are directly owned by private investment funds managed by Springbok Capital Management, LLC, 488,800 shares which are held by Gavin Saitowitz in his personal account and 3,094,723 shares which are directly owned by private investment funds managed by Lyrical Partners, L.P. Mr. Saitowitz is the managing member of Springbok Capital Management, LLC. Jeffrey Keswin is the managing partner of Lyrical Partners, L.P. The Reporting Persons (as defined below) may be deemed to be the beneficial owners of such shares as a result of their membership in the Group (as defined below).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid
                               OMB control number.

-------------------
CUSIP No. 58047P107
-------------------

----- --------------------------------------------------------------------------
1.    Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Jaime Lester
----- --------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a) [X]
      (b) [ ]
----- --------------------------------------------------------------------------
3.    SEC Use Only
----- --------------------------------------------------------------------------
4.    Source of Funds (See Instructions)
      WC
----- --------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings Is Required
      Pursuant to Items 2(d) or 2(e)                                         [ ]
----- --------------------------------------------------------------------------
6.    Citizenship or Place of Organization
      United States
----- --------------------------------------------------------------------------
Number of Shares          7.    Sole Voting Power
Beneficially Owned              0
by Each Reporting         ----- ------------------------------------------------
Person With               8.    Shared Voting Power
                                3,229,098+
                          ----- ------------------------------------------------
                          9.    Sole Dispositive Power
                                0
                          ----- ------------------------------------------------
                          10.   Shared Dispositive Power
                                3,229,098+
----- --------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      7,454,484
----- --------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes
      Certain Shares (See Instructions)                                      [ ]
----- --------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
      9.7%
----- --------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)
      IN
----- --------------------------------------------------------------------------

(+) This figure excludes 641,863 shares which are directly owned by private investment funds managed by Springbok Capital Management, LLC, 488,800 shares which are held by Gavin Saitowitz in his personal account and 3,094,723 shares which are directly owned by private investment funds managed by Lyrical Partners, L.P. Gavin Saitowitz is the managing member of Springbok Capital Management, LLC. Jeffrey Keswin is the managing partner of Lyrical Partners, L.P. The Reporting Persons (as defined below) may be deemed to be the beneficial owners of such shares as a result of their membership in the Group (as defined below).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid
                               OMB control number.

-------------------
CUSIP No. 58047P107
-------------------

----- --------------------------------------------------------------------------
1.    Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Lyrical Partners, L.P.
----- --------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a) [X]
      (b) [ ]
----- --------------------------------------------------------------------------
3.    SEC Use Only
----- --------------------------------------------------------------------------
4.    Source of Funds (See Instructions)
      WC
----- --------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings Is Required
      Pursuant to Items 2(d) or 2(e)                                         [ ]
----- --------------------------------------------------------------------------
6.    Citizenship or Place of Organization
      Delaware
----- --------------------------------------------------------------------------
Number of Shares          7.    Sole Voting Power
Beneficially Owned              0
by Each Reporting         ----- ------------------------------------------------
Person With               8.    Shared Voting Power
                                3,094,723+
                          ----- ------------------------------------------------
                          9.    Sole Dispositive Power
                                0
                          ----- ------------------------------------------------
                          10.   Shared Dispositive Power
                                3,094,723+
----- --------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      7,454,484
----- --------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes
      Certain Shares (See Instructions)                                      [ ]
----- --------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
      9.7%
----- --------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)
      PN
----- --------------------------------------------------------------------------

(+) This figure excludes 641,863 shares which are directly owned by private investment funds managed by Springbok Capital Management, LLC, 488,800 shares directly held by Gavin Saitowitz in his personal account and 3,229,098 shares which are directly owned by private investment funds managed by Soundpost Partners, LP. Mr. Saitowitz is the managing member of Springbok Capital Management, LLC. Jaime Lester is the managing member of Soundpost Partners, LP. The Reporting Persons (as defined below) may be deemed to be the beneficial owners of such shares as a result of their membership in the Group (as defined below).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid
                               OMB control number.

-------------------
CUSIP No. 58047P107
-------------------

----- --------------------------------------------------------------------------
1.    Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Jeffrey Keswin
----- --------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a) [X]
      (b) [ ]
----- --------------------------------------------------------------------------
3.    SEC Use Only
----- --------------------------------------------------------------------------
4.    Source of Funds (See Instructions)
      WC
----- --------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings Is Required
      Pursuant to Items 2(d) or 2(e)                                         [ ]
----- --------------------------------------------------------------------------
6.    Citizenship or Place of Organization
      United States
----- --------------------------------------------------------------------------
Number of Shares          7.    Sole Voting Power
Beneficially Owned              0
by Each Reporting         ----- ------------------------------------------------
Person With               8.    Shared Voting Power
                                3,094,723+
                          ----- ------------------------------------------------
                          9.    Sole Dispositive Power
                                0
                          ----- ------------------------------------------------
                          10.   Shared Dispositive Power
                                3,094,723+
----- --------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      7,454,484
----- --------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes
      Certain Shares (See Instructions)                                      [ ]
----- --------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
      9.7%
----- --------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)
      IN
----- --------------------------------------------------------------------------

(+) This figure excludes 641,863 shares which are directly owned by private investment funds managed by Springbok Capital Management, LLC, 488,800 shares directly held by Gavin Saitowitz in his personal account and 3,229,098 shares which are directly owned by private investment funds managed by Soundpost Partners, LP. Mr. Saitowitz is the managing member of Springbok Capital Management, LLC. Jaime Lester is the managing member of Soundpost Partners, LP. The Reporting Persons (as defined below) may be deemed to be the beneficial owners of such shares as a result of their membership in the Group (as defined below).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid
                               OMB control number.

Item 1.  Security and Issuer

This statement on Schedule 13D (this "Statement") relates to shares of common stock, $0.01 par value per share (the "Common Stock"), of MCG Capital Corporation, a Delaware corporation (the "Issuer"). According to the Issuer's most recent Form 10-Q filed with the U.S. Securities and Exchange Commission on October 31, 2008, the principal executive offices of the Issuer are located at 1100 Wilson Boulevard, Suite 3000, Arlington, VA 22209.

Item 2.  Identity and Background

(a) This Statement is being filed by: (i) Springbok Capital Management, LLC, a Delaware limited liability company ("Springbok"); (ii) Springbok Capital Master Fund, LP, a Cayman Islands limited partnership ("Springbok Master Fund," and, together with Springbok, the "Springbok Entities"); (iii) Mr. Gavin Saitowitz, a principal of Springbok, with respect to the shares of the Issuer's Common Stock owned by Springbok and with respect to shares of the Issuer's Common Stock owned personally by Mr. Saitowitz; (iv) Soundpost Partners, LP, a Delaware limited partnership ("Soundpost"), as the investment manager to certain private investment funds, with respect to shares of the Issuer's Common Stock owned by such private investment funds; (v) Mr. Jaime Lester, a principal of Soundpost, with respect to shares of the Issuer's Common Stock owned by Soundpost; (vi) Lyrical Partners, L.P., a Delaware limited partnership ("Lyrical"), as the investment manager to certain private investment funds; (vii) Mr. Jeffrey Keswin, a principal of Lyrical, with respect to shares of the Issuer's Common Stock owned by such private investment funds (the persons mentioned in (i)-(vii) are referred to herein as the "Reporting Persons"). Mr. Saitowitz is the managing member of Springbok and the managing partner of Springbok Master Fund. Mr. Lester is the sole managing member of Soundpost. Mr. Keswin is the sole managing partner of Lyrical.

As discussed further in Item 4, the Reporting Persons may be deemed to be part of a group (the "Group") and, as such, have agreed jointly to file this Schedule 13D pursuant to a joint filing agreement (see Exhibit 99.6, attached hereto).

(b) The principal business address of the Springbok Entities and Mr. Saitowitz is 130 East 59th Street, 11th Floor, New York, NY 10022.

The principal business address of Soundpost, Lyrical and Messrs. Lester and Keswin is 405 Park Avenue, 6th Floor, New York, NY 10022.

(c) Springbok provides investment management services to private individuals and institutions. The principal occupation of Mr. Saitowitz is investment management.

    Soundpost provides investment management services to private individuals and institutions. The principal occupation of Mr. Lester is investment management.

    Lyrical provides investment management services to private individuals and institutions. The principal occupation of Mr. Keswin is investment management.

(d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Springbok is a Delaware limited liability corporation. Springbok Master Fund is a Cayman Islands limited partnership. Soundpost and Lyrical are both Delaware limited partnerships. Messrs. Saitowitz, Lester and Keswin are all United States citizens.

Item 3.  Source and Amount of Funds or Other Consideration

The Springbok Entities

The net investment cost of the shares of the Issuer's Common Stock held by the private investment funds managed by the Springbok Entities is $1,975,012.45. The source of funds for this consideration was working capital of private investment funds managed by the Springbok Entities. No borrowed funds were used to purchase the shares of the Issuer's Common Stock, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Soundpost

The net investment cost of the shares of the Issuer's Common Stock held by the private investment funds managed by Soundpost is $2,318,520.87. The source of funds for this consideration was working capital of private investment funds managed by Soundpost. No borrowed funds were used to purchase the Common Stock, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Lyrical

The net investment cost of the shares of the Issuer's Common Stock held by the private investment funds managed by Lyrical is $2,217,308.70. The source of funds for this consideration was working capital of private investment funds managed by Lyrical. No borrowed funds were used to purchase the Common Stock, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Mr. Saitowitz

The net investment cost of the shares of the Issuer's Common Stock held personally by Mr. Saitowitz is $1,443,005.34. The source of funds for this consideration was entirely from Mr. Saitowitz's personal account. No borrowed funds were used to purchase the Common Stock held by Mr. Saitowitz.

Item 4.  Purpose of Transaction

Mr. Saitowitz and the Springbok Entities initially acquired the shares held by them for investment in the ordinary course of business on the belief that such shares were undervalued and represented an attractive investment opportunity. Based on Springbok's evaluation of the Issuer's operating results and public pronouncements and considering the continued decline in the share price, in the third fiscal quarter of 2008, Mr. Saitowitz and the Springbok Entities began to consider whether it might be appropriate to further engage with the Issuer and its management and/or board of directors regarding certain potential strategic alternatives identified by Mr. Saitowitz and the Springbok Entities. The strategic initiatives identified by Mr. Saitowitz and the Springbok Entities may include, but may not be limited to, a sale of the Issuer, the orderly liquidation of assets and return of cash to the Issuer's stockholders, the use of excess cash flow to repurchase shares, changes in the operating or investment strategy of the Issuer, changes in board composition, the hiring of an outside investment manager, the reinstatement of the Issuer's dividend, and the replacement of management if they are unwilling or unable to act in the best interests of the Issuer's stockholders in a timely fashion, as well as the pursuit of other plans or proposals which may relate to or result in the changes described herein.

In October 2008, Mr. Saitowitz approached Mr. Lester to discuss working together to analyze and determine the course of action likely to be most beneficial to the Issuer's stockholders and how best to propose to the Issuer how the potential strategic alternatives identified by Mr. Saitowitz and the Springbok Entities could most effectively be implemented. During the last two weeks of October and the first week of November, the Reporting Persons had intermittent discussions regarding the possibility of coordinating their activities. On November 10, 2008, Springbok, Lyrical and Soundpost reached an agreement to work together to effect change at the Issuer for the benefit of all stockholders and on November 12, 2008 they entered into a binding term sheet (the "November 12 Term Sheet") setting forth the terms and conditions upon which they would cooperate in respect of their investments in the Issuer. On November 19, 2008, Springbok, Lyrical and Soundpost entered into an amended and restated term sheet (the "Amended and Restated Term Sheet"), which superseded the November 12 Term Sheet and is attached to this

Schedule 13D as Exhibit 99.5.

The Reporting Parties intend to seek to enter into discussions with the management of the Issuer in order to encourage the Issuer to pursue one or a combination of the strategic alternatives identified by the Springbok Entities. While the Reporting Parties seek to engage in constructive discussions with the Issuer and hope that such discussions will be amicable and result in concrete steps to increase value for all of the Issuer's stockholders, the Reporting Parties nonetheless reserve the right to take further steps to bring about an increase in stockholder value, including, but not limited to, the steps identified in the first paragraph of this Item 4.

Pursuant to the Amended and Restated Term Sheet, Lyrical and Soundpost have agreed to purchase, at their reasonable trading discretion and subject to force majeure, an additional number of shares of the Issuer's Common Stock to be determined by them based upon market conditions, changes in trading patterns and the availability of securities and the prices thereof, provided that Lyrical and Soundpost will not purchase any such additional shares if such purchase would cause the combined beneficial ownership of the Reporting Persons to exceed 14.99% of the Issuer's outstanding Common Stock. Lyrical and Soundpost will not be required to purchase additional shares of the Issuer's Common Stock if the cost of such shares exceeds an amount per share agreed upon by Springbok, Lyrical and Soundpost, or if the purchase of such shares would cause the average cost basis for such shares acquired by Lyrical and Soundpost (excluding any shares acquired from Springbok) to exceed an amount per share agreed upon by Springbok Lyrical and Soundpost, which amounts are both subject to adjustment from time to time based upon changes in market conditions, changes in trading patterns and the availability of the securities and the prices thereof.

The Reporting Persons may determine from time to time to (a) acquire additional securities of the Issuer in the open market, in private transactions or otherwise; (b) sell some or all of the securities they now hold or may hereafter acquire; or (c) enter into hedging transactions with respect to the shares of the Issuer's Common Stock they now hold, in each case based on factors that such Reporting Persons may deem relevant at the time. Such factors may include, but may not be limited to, (i) general market and economic conditions, (ii) the business affairs and financial condition of the Issuer, (iii) the outcome of the Reporting Persons' discussions with the Issuer, (iv) the availability of securities at favorable prices, (v) alternative investment opportunities available to the Reporting Persons, (vi) increases or decreases in the capital commitments of investors in the Reporting Persons, and (vii) the capital requirements of the Reporting Persons.

Except as stated in the above response to this Item 4, the Reporting Persons have no current plans or proposals with respect to the Issuer or its securities of the types enumerated in subparagraphs (a) - (j) of Item 4 of this Statement.

Item 5.  Interest in Securities of the Issuer

(a)-(b) Set forth in the table below are the number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons as of November 20, 2008.

                                       Number of Shares         Number of Shares        Aggregate        Percentage
                                         Beneficially             Beneficially          Number of            of
                                          Owned with               Owned with             Shares           Class
                                       Sole Voting and        Shared Voting and        Beneficially     Beneficially
             Name                     Dispositive Power        Dispositive Power          Owned            Owned
---------------------------------    ---------------------   ----------------------   --------------   --------------
Springbok Capital Management, LLC                        0                  641,863          641,863              0.8%
Springbok Capital Master Fund, LP                        0                  641,863          641,863              0.8%

                                       Number of Shares         Number of Shares        Aggregate        Percentage
                                         Beneficially             Beneficially          Number of            of
                                          Owned with               Owned with             Shares           Class
                                       Sole Voting and        Shared Voting and        Beneficially     Beneficially
             Name                     Dispositive Power        Dispositive Power          Owned            Owned
---------------------------------    ---------------------   ----------------------   --------------   --------------
Gavin Saitowitz                                    488,800                  641,863        1,130,663              1.5%
Soundpost Partners, LP                                   0                3,094,723        3,094,723              4.1
Jaime Lester                                             0                3,094,723        3,094,723              4.1
Lyrical Partners, L.P.                                   0                3,229,098        3,229,098              4.2
Jeffrey Keswin                                           0                3,229,098        3,229,098              4.2
Total for all Reporting Persons                        n/a                      n/a        7,454.484              9.7

Other than as described above, no Reporting Person beneficially owns any securities of the Issuer.

(c) Information concerning transactions in shares of the Issuer's Common Stock effected by the Reporting Persons during the past sixty (60) days is set forth on Exhibits 99.1 - 99.4 hereto and is incorporated herein by reference.

(d) Pursuant to the Amended and Restated Term Sheet, Springbok is entitled to receive 5% of each of Soundpost and Lyrical's respective aggregate realized profits (including dividends received) for the period commencing on November 10, 2008 and ending on December 31, 2013 with respect to shares of the Issuer's Common Shares held by them during such period, and all such profits will be deemed to have been realized as of December 31, 2013, if not realized sooner.

Other than as described above, to the best knowledge of the Reporting Persons, no person (other than the Reporting Persons) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock connection with the transactions described in this Statement.

(e) Not applicable.

Item 6. Contracts, Agreements, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Soundpost and Lyrical have agreed to purchase, at their reasonable trading discretion and subject to force majeure, an additional number of shares of the Issuer's Common Stock, provided that that the collective position of the Reporting Persons will not exceed a 14.99% ownership stake in the Issuer's Common Stock. Lyrical and Soundpost, neither collectively nor individually, have any obligation whatsoever to make any purchases of additional shares of the Issuer's Common Stock if the cost of such shares exceeds an amount per share agreed upon by Springbok, Lyrical and Soundpost, or if the purchase of such shares would cause the average cost basis for such shares acquired by Lyrical and Soundpost (excluding any shares acquired from Springbok) to exceed an amount per share agreed upon by Springbok Lyrical and Soundpost, which amounts are both subject to adjustment from time to time based upon changes in market conditions, changes in trading patterns and the availability of the securities and the prices thereof. All decisions with respect to shares of the Issuer's Common Stock beneficially owned by the Reporting Persons will be made jointly, and each of Springbok, on the one hand, and Lyrical and Soundpost, on the other hand, will have a 50% voting interest with respect to such decisions. This voting arrangement does not limit the ability of either Lyrical or Soundpost to buy or sell shares of Issuer so long as, if, prior to May 1, 2009, Lyrical or Soundpost determines to sell any of their shares of the Issuer's Common Stock, they will permit Springbok to participate in such sale on a pro rata basis, based on the number of shares of the Issuer's Common Stock held by the selling parties. The Springbok entities have agreed not to sell their shares of the Issuer's Common Stock prior to May 1, 2009 without the consent of Lyrical and Soundpost. After May 1, 2009, the Springbok Entities may elect to sell any shares of the Issuer's Common Stock, provided that they must allow Lyrical and Soundpost to participate in such sale on a pro rata basis, based on the number of shares of the Issuer's Common Stock held by the selling parties.

The Amended and Restated Term Sheet provides that Springbok will receive from Soundpost and Lyrical (i) a professional services fee in the amount of $350,000, payable in four equal, quarterly installments, commencing in the fourth quarter of 2008; and (ii) additional payments equal to 5% of each of Soundpost and Lyrical's respective aggregate realized profits (including dividends received) for the period commencing on November 10, 2008 and ending on December 31, 2013 with respect to shares of the Issuer's Common Shares held by them during such period, and all such profits will be deemed to have been realized as of December 31, 2013, if not realized sooner.

Other than as described in this Item 6, to the best knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships among the Reporting Persons, and between any such persons and any other person, with respect to any securities of the Issuer, including but not limited to, transfer and voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

Item 7.  Material to be Filed as Exhibits

     Exhibit 99.1 - Transactions in the Issuer's Common Stock by Mr. Saitowitz during the past sixty (60) days

     Exhibit 99.2 - Transactions in the Issuer's Common Stock by the Springbok Entities during the past sixty (60) days

     Exhibit 99.3 - Transactions in the Issuer's Common Stock by Lyrical during the past sixty (60) days

     Exhibit 99.4 - Transactions in the Issuer's Common Stock by Soundpost during the past sixty (60) days

     Exhibit 99.5 - Amended and Restated Term Sheet

     Exhibit 99.6 - Agreement among the Reporting Persons to file this Schedule 13D jointly on behalf of each of them

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2008

                                               SPRINGBOK CAPITAL MANAGEMENT, LLC


                                               By: /s/ Gavin Saitowitz
                                                   -----------------------------
                                               Name: Gavin Saitowitz
                                               Title: Managing Member

                                               SPRINGBOK CAPITAL MASTER FUND, LP


                                               By: /s/ Gavin Saitowitz
                                                   -----------------------------
                                               Name: Gavin Saitowitz
                                               Title: Managing Partner

                                               LYRICAL PARTNERS, L.P.


                                               By: /s/ Jeffrey Keswin
                                                   -----------------------------
                                               Name: Jeffrey Keswin
                                               Title: Managing Partner

                                               SOUNDPOST CAPITAL, LP


                                               By: Jaime Lester
                                                   -----------------------------
                                               Name: Jaime Lester
                                               Title: Managing Member


                                               /s/ Gavin Saitowitz
                                               ---------------------------------
                                               Gavin Saitowitz


                                               /s/ Jaime Lester
                                               ---------------------------------
                                               Jaime Lester


                                               /s/ Jeffrey Keswin
                                               ---------------------------------
                                               Jeffrey Keswin

Exhibit 99.1

None.

Exhibit 99.2

Transactions in the Issuer's Common Stock by the Springbok Entities during the past sixty (60) days

Unless otherwise noted, all transactions listed below took place on the open market.

                                          Date of             Amount of             Average Price
             Name                       Transaction            Shares                Per Share
---------------------------------   -------------------   ----------------   -----------------------
Springbok Capital Management, LLC        09/22/08                43,000                        $3.16
Springbok Capital Management, LLC        09/23/08                75,000                         3.16
Springbok Capital Management, LLC        09/24/08                95,100                         3.06
Springbok Capital Management, LLC        09/25/08                41,400                         3.03
Springbok Capital Management, LLC        09/26/08                62,200                         2.99
Springbok Capital Management, LLC        09/29/08                64,000                         2.91
Springbok Capital Management, LLC        10/02/08                40,300                         2.02
Springbok Capital Management, LLC        10/03/08                26,500                         1.89
Springbok Capital Management, LLC<F1>    11/20/08            (2,571,360)                        0.76
Springbok Capital Management, LLC<F1>    11/20/08               (52,477)                        0.77

Springbok Capital Master Fund, LP        09/22/08                35,430                         3.16
Springbok Capital Master Fund, LP        09/23/08                61,796                         3.16
Springbok Capital Master Fund, LP        09/24/08                78,357                         3.06
Springbok Capital Master Fund, LP        09/25/08                34,111                         3.03
Springbok Capital Master Fund, LP        09/26/08               540,982                         3.04
Springbok Capital Master Fund, LP        09/26/08                62,200                         2.99
Springbok Capital Master Fund, LP        09/29/08                64,000                         2.91
Springbok Capital Master Fund, LP        10/02/08                40,300                         2.02
Springbok Capital Master Fund, LP        10/03/08                26,500                         1.89
Springbok Capital Master Fund, LP<F1>    11/20/08            (1,311,919)                        0.76
Springbok Capital Master Fund, LP<F1>    11/20/08            (1,311,918)                        0.77

----------
<F1> Sales to Lyrical and Soundpost transacted in block trades.

Exhibit 99.3

Transactions in the Issuer's Common Stock by Lyrical during the past sixty (60) days

Unless otherwise noted, all transactions listed below took place on the open market.

                                          Date of             Amount of             Average Price
             Name                       Transaction            Shares                Per Share
---------------------------------   -------------------   ----------------   -----------------------
Lyrical Partners, L.P.                    11/11/08                 55,400                     $0.77
Lyrical Partners, L.P.                    11/12/08                 73,400                      0.73
Lyrical Partners, L.P.                    11/13/08                 90,400                      0.70
Lyrical Partners, L.P.                    11/14/08                186,300                      0.78
Lyrical Partners, L.P.                    11/17/08                 50,500                      0.68
Lyrical Partners, L.P.                    11/18/08                 82,000                      0.68
Lyrical Partners, L.P.                    11/19/08                394,500                      0.66
Lyrical Partners, L.P.<F1>                11/20/08              1,311,918                      0.76
Lyrical Partners, L.P.                    11/20/08                850,305                      0.66

----------
<F1> Purchase from the Springbok Entities transacted in a block trade.

Exhibit 99.4

Transactions in the Issuer's Common Stock by Soundpost during the past sixty
(60) days

Unless otherwise noted, all transactions listed below took place on the open market.

                                          Date of             Amount of             Average Price
             Name                       Transaction            Shares                Per Share
---------------------------------   -------------------   ----------------   -----------------------

Soundpost Partners, LP                   11/10/08                   59,900                     $0.83
Soundpost Partners, LP                   11/11/08                   69,600                      0.79
Soundpost Partners, LP                   11/12/08                   70,893                      0.73
Soundpost Partners, LP                   11/13/08                   61,800                      0.69
Soundpost Partners, LP                   11/14/08                  226,560                      0.75
Soundpost Partners, LP                   11/15/08                   67,829                      0.68
Soundpost Partners, LP<F1>               11/20/08                1,311,919                      0.76
Soundpost Partners, LP                   11/20/08                  971,774                      0.66

----------
<F1> Purchase from the Springbok Entities.

Exhibit 99.5
A request for confidential treatment has been filed with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission. Portions of this Exhibit 99.5 that have been omitted pursuant to such request for confidential treatment are indicated with "[***]."

                         Amended and Restated Term Sheet

     This amended and restated term sheet (the "Term Sheet") entered into on November 19, 2008 and effective as of November 10, 2008 amending and restating in all respects that certain term sheet, dated November 12, 2008, among Springbok, Soundpost and Lyrical. The Term Sheet sets forth the general terms and conditions, pursuant to which the Co-Venturing Parties will purchase common stock of MCG Capital Corp. from Springbok in exchange for consideration, and on the terms and conditions, set forth below. By executing this Term Sheet the parties hereto agree to make commercially reasonable efforts to enter into definitive documents incorporation the terms set forth below, provided, however that until superseded by such definitive documents, this Term Sheet shall be binding on each party hereto.

Parties: Springbok Capital Management, LLC (together with its affiliated entities, "Springbok"), Soundpost Partners, LP (together with its affiliated entities, "Soundpost") and Lyrical Partners, LP (on behalf of certain of its affiliated entities, "Lyrical") Lyrical and Soundpost are sometimes collectively referred to as the "Co-Venturing Parties."

Stock Purchase:     The Co-Venturing Parties agree to (i) purchase from
                    Springbok 2,623,837 shares of common stock of MCG Capital
                    Corp. ("MCG") at a price per share equal to $0.7602. The
                    Co-Venturing Parties further agree to purchase, at their reasonable trading discretion and subject to force majeure, an additional [***] shares of common stock of MCG (or such other number as shall be agreed among the parties), provided that the parties shall ensure that their aggregate MCG common stock holdings shall not exceed 14.99% of the issued and outstanding common stock of MCG; provided, further, that the Co-Venturing Parties shall have no obligation to purchase any MCG common stock if the cost of such shares exceeds a price as to be agreed from time to time among the parties and which shall initially be $[***] per share or if any such purchase would cause the average cost basis of such shares acquired by the Co-Venturing Parties (excluding any shares acquired from Springbok) to exceed an amount to be agreed from time to time among the parties and which shall initially be $[***] per share. In any event and notwithstanding the foregoing, the parties hereto agree to evaluate the number of shares that the Co-Venturing Parties shall purchase and the prices at which such shares will be purchased and, from time to time, may agree to adjust the number of shares purchased and the targeted cost parameters for, among other things, changes in market conditions, changes in trading patterns, the availability of securities and the prices thereof. Springbok shall not purchase further shares of MCG common stock without the consent of the Co-Venturing Parties.

Purpose: To encourage MCG to pursue one or a combination of strategic alternatives. Such strategic alternatives may include, but may not be limited to, a sale of MCG, the orderly liquidation of assets and return of cash to MCG's stockholders, the use of excess cash flow to repurchase shares, changes in the operating or investment strategy of MCG, changes in board composition, the hiring of an outside investment manager, the reinstatement of MCG's dividend, and the replacement of management if they are unwilling or unable to act in the best interests of MCG's stockholders in a timely fashion, as well as the pursuit of other plans or proposals which may relate to or result in the changes described herein.

Fees: The Co-Venturing Parties shall pay Springbok (i) a $350,000 professional service fee, payable in four equal quarterly installments, commencing on December 25, 2008, and (ii) payments equal to 5% of each of the Co-Venturing Parties' respective aggregate realized profits on its MCG common stock including any dividend payments, payable within 15 days of such realization; provided, that all such profits shall be deemed to have been realized as of December 31, 2013, if not realized sooner. The payments made pursuant to clause (ii) above shall be based on the closing price of the MCG common stock shares on the earlier of (i) the date of such realized profits or (ii) December 31, 2013, and adjusted for dividends, etc.

                    Nothing contained herein shall make Lyrical, on the one hand, or Soundpost, on the other hand, responsible for the other's obligations.

Voting: All voting decisions with regards to the MCG common stock held by Springbok or the Co-Venturing Parties will be made jointly, and each of Springbok, on the one hand, and the Co-Venturing Parties, on the other hand, will have a 50% voting interest with respect to such decisions.

Tag Along Right:    Up to and  including  May 1,  2009,  Springbok  may not
                    sell any of its MCG common stock without the Co-Venturing
                    Parties' prior consent, provided that if the Co-Venturing
                    Parties sell any MCG common stock within this period, Springbok may sell a pro-rata portion of its MCG common stock in such sale without the Co-Venturing Parties' consent. After May 1, 2009, if either Springbok or the Co-Venturing Parties sell any of their MCG common stock the other party (of Springbok and the Co-Venturing Parties) may sell a pro-rata portion of its MCG common stock in such sale.

Publicity:          Except as may be required by applicable law or regulation, no party shall make any public announcement relating to MCG common stock holding of Springbok or the Co-Venturing
                    Parties without the other party's (of Springbok and the Co-Venturing Parties) prior written consent.

Legal and           The  parties  agree to  ratably  pay all  legal  and
Professional Fees   professional fees and expenses incurred in connection with
and Expenses:       the transactions to $1,000,000. The parties agree further
                    that any amount of such fees and expenses in excess of $1,000,000 shall be paid one third (1/3) by Springbok, one third (1/3) by Lyrical and one third (1/3) by Soundpost.
                    Notwithstanding the foregoing, any legal fees will be approved in increments of $250,000, at the sole discretion of the Co-Venturing Parties.

Governing Law:      This Term Sheet and the  agreements  contained  herein
                    shall be governed and construed in accordance with the laws of the State of New York applicable to agreements made and to be performed within such State. Any judicial proceeding brought arising out of any matter related hereto may be brought in the courts of the State of New York, or in the United States District Court for the Southern District of
                    New York, and, by execution and delivery of this Term Sheet, the parties accept the exclusive jurisdiction of such courts.

Amendments:         This Term Sheet may not be changed, and any of the terms
                    cannot be waived, except pursuant to an instrument in writing signed by each of the parties hereto or, in the case of a waiver, by the party waiving compliance.

Termination:        This Term Sheet shall terminate  automatically on January 1,
                    2014 or on such earlier date mutually agreed to by the parties.

Assignment:         Springbok may, with the consent of the Co-Venturing Parties
                    (which shall not be unreasonably withheld) assign its rights and obligations to an entity to be formed by Gavin Saitowitz and certain principals of Springbok. Upon such assignment, Springbok shall be released of any obligation hereunder.

Confidentiality:    The terms and conditions of this Term Sheet are valuable,
                    confidential and proprietary information. As such, the parties agree to keep all the terms and conditions set forth herein confidential and not to disclose such terms and conditions to any third parties except to the extent required by applicable law or regulation or as consented to in writing.

                  [Remainder of page left intentionally blank]

This Term Sheet is hereby acknowledged and agreed:

                                               SPRINGBOK CAPITAL MANAGEMENT, LLC


                                               By: /s/ Gavin Saitowitz
                                                   -----------------------------
                                                   Gavin Saitowitz
                                                   Managing Member

                                               SOUNDPOST PARTNERS, LP


                                               By: /s/ Jaime Lester
                                                   -----------------------------
                                                   Jaime Lester
                                                   Managing Member

                                               LYRICAL PARTNERS, L.P.


                                               By: Jeffrey Keswin
                                                   -----------------------------
                                                   Jeffrey Keswin
                                                   Managing Partner

Exhibit 99.6

                             JOINT FILING AGREEMENT

     Each of the undersigned hereby agrees to file jointly the Statement on
Schedule 13D to which this agreement is attached, and any amendments to the statement on Schedule 13D (the "Schedule 13D"), with respect to common stock, par value $.01 per share, of MCG Capital Corp., a Delaware corporation, which may be deemed necessary, pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

     It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any future amendments to the
Schedule 13D, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness or accuracy of information concerning any other party unless such party knows or has reason to believe that such information is inaccurate.

     It is understood and agreed that a copy of this agreement shall be attached as an exhibit to the statement on the Schedule 13D, and any future amendments to the Schedule 13D, filed on behalf of each of the parties hereto.

Date: November 20, 2008

     In witness whereof, the undersigned has duly executed this agreement as of the date first written above.

                                               SPRINGBOK CAPITAL MANAGEMENT, LLC


                                               By: /s/ Gavin Saitowitz
                                                   -----------------------------
                                               Name: Gavin Saitowitz
                                               Title: Managing Member

                                               SPRINGBOK CAPITAL MASTER FUND, LP


                                               By: /s/ Gavin Saitowitz
                                                   -----------------------------
                                               Name: Gavin Saitowitz
                                               Title: Managing Partner

                                               LYRICAL PARTNERS L.P.


                                               By: /s/ Jeffrey Keswin
                                                   -----------------------------
                                               Name: Jeffrey Keswin
                                               Title: Managing Partner

                                               SOUNDPOST CAPITAL, LP


                                               By: Jaime Lester
                                                   -----------------------------
                                               Name: Jaime Lester
                                               Title: Managing Member


                                               /s/ Gavin Saitowitz
                                               ---------------------------------
                                               Gavin Saitowitz


                                               /s/ Jaime Lester
                                               ---------------------------------
                                               Jaime Lester

                                               /s/ Jeffrey Keswin
                                               ---------------------------------
                                               Jeffrey Keswin